Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$5,000,000.00	$153.50(1)

(1)	The filing fee of $153.50 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $277,474.43 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $153.50 is offset against the registration fee due for this offering and of which $277,320.93 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 2007-MTNDD174 DATED OCTOBER 15, 2007

(TO PROSPECTUS SUPPLEMENT DATED MAY 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)

US$5,000,000 PRINCIPAL AMOUNT

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Callable LIBOR Range Accrual Notes Due October 22, 2022

■	Unless otherwise called by us, the notes will bear interest at the rate of i) 8.15% per annum for the period from October 22, 2007 to October 22, 2012; ii) 9% per annum for the period from October 23, 2012 to October 22, 2017; and iii) 15% per annum for the period from October 23, 2017 to October 22, 2022, respectively, on each calendar day when the floating interest rate commonly referred to as “six-month U.S. dollar LIBOR” is determined to be greater than or equal to 3.5% and be less than or equal to 6.75%, PROVIDED that beginning on the fourth calendar day immediately preceding any interest payment date, the rate for six-month U.S. dollar LIBOR for each calendar day remaining in that interest period will be deemed to equal the rate for six-month U.S. dollar LIBOR applicable to the fifth calendar day prior to that interest payment date. On each calendar day on which six-month U.S. dollar LIBOR is determined to be less than 3.5% or greater than 6.75%, no interest will accrue on the notes. As a result, the interest payable on the notes will vary and could be zero.
■	Interest on the notes is payable quarterly, if any, on each January 22, April 22, July 22 and October 22, beginning on January 22, 2008 and ending on the maturity date.
■	If not previously called by us, the notes will mature on October 22, 2022. At maturity you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.
■	We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on October 22, 2008, upon not less than five calendar days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.
■	The notes will be issued in minimum denominations and integral multiples of US$1,000.
■	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per Note		Total
Public Offering Price	US$	1,000	US$	5,000,000
Agent’s Discount	US$	0.00	US$	0.00
Proceeds to Citigroup Funding Inc. (before expenses)	US$	1,000	US$	5,000,000

We expect that delivery of the notes will be made against payment therefor on or about October 22, 2007. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the next two business day(s) will be required to specify an alternative cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the level of six-month U.S. dollar LIBOR, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary and May Be Zero

Six-month U.S. dollar LIBOR is a floating rate. You will not earn interest on any day for which six-month U.S. dollar LIBOR is determined to be less than 3.5% or be greater than 6.75%. If six-month U.S. dollar LIBOR remains below 3.5% or above 6.75% for an entire interest period, the applicable interest rate paid on the notes will be zero.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the notes on any interest payment date beginning on October 22, 2008, upon not less than five calendar days’ notice. In the event that we call the notes, you will receive only the principal amount of your investment in the notes and any accrued and unpaid interest to and including the call date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.

The Level of U.S. Dollar LIBOR Will Affect Our Decision to Call the Notes

It is more likely we will call the notes prior to their maturity date if the level of six-month U.S. dollar LIBOR is greater than or equal to 3.5% and less than or equal to 6.75%, resulting in quarterly interest payments on the notes in an amount greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity. If we call the notes prior to their maturity date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes bear interest at the rate of i) 8.15% per annum for the period from October 22, 2007 to October 22, 2012; ii) 9% per annum for the period from October 23, 2012 to October 22, 2017; and iii) 15% per annum for the period from October 23, 2017 to October 22, 2022, respectively, on each calendar day when the floating interest rate commonly referred to as “six-month U.S. dollar LIBOR” is determined to be greater than or equal to 3.5% and be less than or equal to 6.75%. As a result, if six-month U.S. dollar LIBOR remains below 3.5% or above 6.75% for a substantial number of days during an interest period, the effective yield on your notes for such interest period will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, the level of six-month U.S. dollar LIBOR and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Level of Six-Month U.S. Dollar LIBOR.    We expect that the market value of the notes at any time may be affected by changes in the level of six-month U.S. dollar LIBOR. For example, an change in the level of six-month U.S. dollar LIBOR could cause a decrease in the market value of the notes because no interest will be payable on the notes if six-month U.S. dollar LIBOR is determined to be lower than 3.5% or higher than 6.75%. Besides, if the level of six-month U.S. dollar LIBOR remains higher than or equal to 3.5% and lower than or equal to 6.75%, the likelihood of the notes being called would increase.

The level of six-month U.S. dollar LIBOR will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank money market in particular.

Volatility of Six-Month U.S. Dollar LIBOR.    Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of six-month U.S. dollar LIBOR changes, the market value of the notes may change.

Call Feature.    Our ability to call the notes prior to their maturity date is likely to limit their value. If we did not have the right to call the notes, their value could be significantly different.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon six-month U.S. dollar LIBOR. This hedging activity could affect the value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit rating, financial condition or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of Six-Month U.S. Dollar LIBOR Is Not an Indication of the Future Performance of Six-Month U.S. Dollar LIBOR

The historical performance of six-month U.S. dollar LIBOR, which is included in this pricing supplement, should not be taken as an indication of the future performance of six-month U.S. dollar LIBOR during the term of the notes. Changes in the level of six-month U.S. dollar LIBOR will affect the trading price of the notes, but it is impossible to predict whether the level of six-month U.S. dollar LIBOR will rise or fall.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Callable LIBOR Range Accrual Notes Due October 22, 2022 (the “Notes”) are callable securities issued by Citigroup Funding that have a maturity of approximately fifteen years. If not previously called by us, at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity.

The amount of any quarterly interest payments due on the Notes will vary and could be zero. Generally, interest payments, if any, will be based on the rate for six-month U.S. dollar LIBOR on each calendar day. For each calendar day that six-month U.S. dollar LIBOR is determined (as described in the section “— Determination of Six-Month U.S. Dollar LIBOR”) to be greater than or equal to 3.5% and less than or equal to 6.75%, the Notes will bear interest at a rate of i) 8.15% per annum for the period from October 22, 2007 to October 22, 2012; ii) 9% per annum for the period from October 23, 2012 to October 22, 2017; and iii) 15% per annum for the period from October 23, 2017 to October 22, 2022, respectively; PROVIDED, however, that beginning on the fourth calendar day immediately preceding any interest payment date, the rate for six-month U.S. dollar LIBOR for each calendar day remaining in that interest period will be deemed to equal the rate for six-month U.S. dollar LIBOR applicable to the fifth calendar day prior to that Interest Payment Date (as described in the section “— Determination of Six-Month U.S. Dollar LIBOR”). On each calendar day for which six-month U.S. dollar LIBOR is determined to be less than 3.5% or greater than 6.75%, no interest will accrue on the Notes. We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning on October 22, 2008. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

Interest

The interest payable on the Notes will vary and could be zero. We expect to pay interest, if any, quarterly on January 22, April 22, July 22 and October 22 of each year starting on January 22, 2008 and ending on the maturity date, each an Interest Payment Date. Each three-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date, the maturity date or any earlier date upon which the Notes are redeemed is an Interest Period. During each Interest Period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months, so that each Interest Period will be deemed to consist of 90 days.

Unless the Notes are called by us, the per annum interest rate for any quarterly Interest Period will equal the product of (x) the applicable interest rate and (y) the number of Accrual Days in the Interest Period divided by the number of calendar days in the Interest Period. An Accrual Day is any calendar day in an Interest Period for which six-month U.S. dollar LIBOR is determined to be greater than or equal to 3.5% and less than or equal to 6.75%, as described in detail below in “— Determination of Six-Month U.S. Dollar LIBOR.” No interest will accrue on the Notes on any calendar day that is not an Accrual Day. The per annum interest rate calculated for any quarterly Interest Period is applicable only to that quarterly Interest Period; interest payments for any other quarterly Interest Period will vary and may be zero. The interest payment amount per Note for any quarterly Interest Period will equal the product of US$1,000 and the per annum interest rate applicable to that quarterly Interest Period divided by 4.

Additionally, if the level of six-month U.S. dollar LIBOR is greater than or equal to 3.5% and less than or equal to 6.75% for a sufficient number of days in any Interest Period, resulting in a quarterly interest payment on the Notes greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity, you should expect that the Notes will be called. If we call the Notes, you may not be able to invest in other securities with a similar yield. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close.

Payment at Maturity

Unless your Notes have been previously called by us, at maturity you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

Determination of Six-Month U.S. Dollar LIBOR

For purposes of determining whether any calendar day in an Interest Period is an Accrual Day, six-month U.S. dollar LIBOR will equal the rate for six-month U.S. dollar LIBOR appearing on “LIBOR01” (or any successor page as determined by the calculation agent) at 11:00 am (London time) on such calendar day or, in the case of a calendar day that is not a London Business Day, the rate for six-month U.S. dollar LIBOR appearing on “LIBOR01” (or any successor page as determined by the calculation agent) at 11:00 am (London time) on the London Business Day immediately preceding such calendar day; PROVIDED, however, that beginning on the fourth calendar day immediately preceding any Interest Payment Date, the rate for six-month U.S. dollar LIBOR for each calendar day remaining in that Interest Period will be deemed to equal the rate for six-month U.S. dollar LIBOR applicable to the fifth calendar day prior to that Interest Payment Date.

If a rate for six-month U.S. dollar LIBOR is not published on “LIBOR01” (or any successor page as determined by the calculation agent) on any London Business Day for which six-month U.S. dollar LIBOR is required, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of six months, as of 11:00 am (London time) on such London Business Day. If at least two such quotations are so provided, the rate for six-month U.S. dollar LIBOR will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the calculation agent will request each of three major banks in The City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of six months, as of approximately 11:00 am (New York City time) on such London Business Day. If at least two such rates are so provided, the rate for six-month U.S. dollar LIBOR will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the rate for six-month U.S. dollar LIBOR will be the six-month U.S. dollar LIBOR in effect on the immediately preceding London Business Day.

London Business Day means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank money market.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning on October 22, 2008, upon not less than five calendar days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes or on any Interest Payment Date, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date or relevant Interest Payment Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.75% per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON SIX-MONTH U.S. DOLLAR LIBOR

Six-month U.S. dollar LIBOR is a daily reference rate based on the interest rates in the London interbank money market. The following table sets forth, for each of the periods indicated, the high and the low level of six-month U.S. dollar LIBOR, as reported on Reuters. The historical performance of six-month U.S. dollar LIBOR should not be taken as an indication of the future performance of six-month U.S. dollar LIBOR during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in six-month U.S. dollar LIBOR during any period set forth below is not any indication that six-month U.S. dollar LIBOR is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
1997
Quarter
First	5.9375%	5.5469%
Second	6.0625	5.8750
Third	5.9375	5.7813
Fourth	6.0000	5.7813
1998
Quarter
First	5.8438	5.5625
Second	5.8125	5.6875
Third	5.7813	5.2461
Fourth	5.2336	4.9381
1999
Quarter
First	5.1463	4.9681
Second	5.6500	5.0339
Third	5.9613	5.5800
Fourth	6.1675	5.9613
2000
Quarter
First	6.5300	6.1813
Second	7.1088	6.4988
Third	7.0000	6.7400
Fourth	6.7600	6.2038
2001
Quarter
First	6.1638	4.6413
Second	4.7400	3.6800
Third	3.9000	2.5225
Fourth	2.5400	1.9088
2002
Quarter
First	2.3788	1.7906
Second	2.3600	1.9138
Third	1.9600	1.6850
Fourth	1.8419	1.3800
2003
Quarter
First	1.4056	1.1700
Second	1.3344	0.9800
Third	1.2113	1.1100
Fourth	1.2800	1.1600

2004
Quarter
First	1.2294	1.1450
Second	1.9400	1.1600
Third	2.1963	1.8338
Fourth	2.7900	2.1975
2005
Quarter
First	3.4000	2.7900
Second	3.7100	3.3281
Third	4.2306	3.7286
Fourth	4.7100	4.2669
2006
Quarter
First	5.1400	4.6800
Second	5.6400	5.1431
Third	5.6300	5.3600
Fourth	5.4300	5.2931
2007
Quarter
First	5.4013	5.2591
Second	5.4091	5.3291
Third	5.5950	5.1325
Fourth (through October 15)	5.2213	5.1338

The rate for six-month U.S. dollar LIBOR appearing on LIBOR01 at 11:00 a.m. (London time) on October 15, 2007, was 5.1463%.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments (the “Contingent Debt Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Each Note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because the Contingent Debt Regulations require a U.S. Holder to include in gross income (as ordinary income) each year an accrual of interest at a “comparable yield” (determined at the time of issuance of the Notes) for a comparable non-contingent note issued by Citigroup Funding, adjusted as described below. This Tax OID will be includible over the term of the Note regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Citigroup Funding is required to provide holders, solely for U.S. federal income tax considerations, with the comparable yield for the Notes as well as a schedule of projected payments on the Notes. The payments set forth on that schedule must produce a total return on the Note equal to the comparable yield. It is unclear how the comparable yield and projected payments are to be determined under the regulations for a debt instrument such as the Notes, where the timing of the contingent payments is uncertain. Citigroup Funding has assumed for purposes of determining the comparable yield and projected payment schedule for the Notes that the Notes will remain outstanding until their maturity. You may contact any Director at the Rate Structuring Desk of Citigroup Global Markets at (212) 723-6136 on or following the date on which the Notes are issued to obtain the comparable yield and projected payment schedule. Subject to the discussion below regarding adjustments to interest accruals, in any taxable year, your taxable interest income in respect of the Notes may be more than, or less than, the cash that you receive.

Adjustments to Interest Accruals on the Notes.    If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes.    When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note upon an early redemption or at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note net of any accrued but unpaid interest, which will be treated as such, and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes. All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.    In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax.    A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, US$5,000,000 principal amount of Notes (5,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement are true.

Please also refer to the section “ERISA Matters” in the accompanying prospectus supplement and prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$ 5,000,000

Callable LIBOR Range Accrual Notes

Due October 22, 2022

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

October 15, 2007

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)